EXHIBIT 12.1

THE PROGRESSIVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

(unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Income before income taxes	$1,790.9	$2,138.9	$1,470.7	$1,911.6	$1,907.4	$1,720.0

Fixed charges:
Interest and amortization on indebtedness	79.7	155.9	143.9	138.4	118.2	119.1
Portion of rents representative of the interest factor	4.7	8.3	6.9	5.9	5.9	6.7

Total fixed charges	84.4	164.2	150.8	144.3	124.1	125.8

Interest capitalized, net of amortized interest	(0.2)	(0.7)	(0.9)	(0.8)	(1.1)	(0.6)

Total income available for fixed charges	$1,875.1	$2,302.4	$1,620.6	$2,055.1	$2,030.4	$1,845.2

Ratio of earnings to fixed charges	22.2	14.0	10.7	14.2	16.4	14.7